Schedule B of FORM SBSE-A Page 1	_Applicant_ Name: Citigroup Global Markets Europe AG Date: 12-27-2021 _Applicant_ NFA No.: 519517	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [✔] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I — _Other Business_

Item 11: Does _applicant_ engage in any other non-securities, _financial services industry-related_ business?

UIC (if any), or other Unique Identification Number(s):	_Assigning Regulator(s)/Entity(s):_

Briefly describe any other _financial services industry-related_, non-securities business in which the applicant is engaged:

Section II — _Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings_

(Check one) [✔] Item 13A [ ] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name BDO AG Wirtschaftspruefungsgesellschaft	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address _(Street, City, State/Country, Zip + 4 Postal Code)_ Hanauer Landstrasse 115, 60314 Frankfurt am Main, Germany	Effective Date MM DD YYYY 01/01/2020	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) _(Street, City, State/Country, Zip + 4 Postal Code)_	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. BDO AG provides statutory year-end audit services to Citigroup Global Markets Europe AG.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior _investment-related_ experience (e.g., for each prior position - employer, job title, and dates of service).

Section III — _Successions_

Item 16: Is the _applicant_ at the time of this filing _succeeding_ to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	_Name of Predecessor_
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV — _Principals Effecting or Involved in Effecting SBS Business_

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address _(Street, City, State/Country, Zip + 4/Postal Code)_		

This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (_check only one_)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: